InNexus Biotechnology Releases CEO Letter to Shareholders

British Columbia, Canada – September 10, 2007 – InNexus Biotechnology Inc. (OTCBB: IXSBF, TSX: IXS.V), a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, today announced that Chairman and Chief Executive Officer, Jeff Morhet, has released a letter to shareholders.

Dear Shareholders and Friends,

We are building a new company driven by innovation.  As I write this letter to you, we are putting the finishing touches on our annual filing for fiscal year 2007 (FY07).  A lot has happened within InNexus since I have been involved, particularly this last year.  When I was first introduced to InNexus prior to my initial appointment as COO in January 2006, I found a company with great technology, but no products, focused almost entirely on trying to license its technology to other companies – with very limited success.  It became apparent that InNexus needed a new strategy.  I have always been convinced that success in Biotechnology comes from creating new and valuable products – if you want to lead, you have to create.  I became convinced then – as I am now – that for InNexus to succeed, it had to develop products.

I also became convinced that our Dynamic Cross Linking (DXL™) technology gave us a strategic competitive advantage that few other Biotech companies have:

The ability to take existing, FDA approved products and modify them with DXL™ to make them more effective and extend their patent life, but without changing the fundamental characteristics of how the product seeks its target such as cancer.  This gave us the chance to cut years of time and millions of dollars off the typical product development cycle, allowing us to establish value for our products or ‘monetize’ our R&D efforts much more quickly than our competitors.

We had an opportunity.  But to take advantage of it, we needed to change the fundamental nature of our company.  We needed to shift from being a technology licensing company to a product development company.  This required many sweeping changes in facilities, operations, staff, collaborative partners, finance and many other areas – virtually, the entire company.  These are enormous changes, but very positive ones.  I am pleased to report that, to a large extent, this is what InNexus has achieved during FY07 – perhaps one of the most exciting times in the history of our company.  I have set out some of the key events of FY07 below along with our outlook for fiscal year 2008 (FY08).

Key Events in FY07

Completed Financings

We began FY07 by completing a CDN$5,435,325 private placement in August, 2006.    Later in the year, we received an additional US$1,000,000 private placement as part of the Royalty Pharma transaction referred to below plusUSD$2,000,000 from the sale of a partial royalty intersest. This gave us the resources needed to implement the number of strategic changes made throughout the year.

Strengthened Senior Management and Scientific Team

Leadership is the key to success in any organization.  At InNexus, our leadership team is made up of the directors, officers and key advisors that oversee our decisions and activities.  FY07 saw a number of significant and sophisticated changes in our Board of Directors and the senior management team.

In early September, 2006, I was honored to be appointed as CEO, which was followed by a number of other additions and changes to our team.

Board of Directors

At our Annual Shareholder Meeting in December, 2006, we added two new highly qualified members to our Board of Directors and in February 2007 a third dynamic member wad added:

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Larry Luke (who also serves as the Chairman of the Audit Committee) is a retired lawyer and founding partner of a prominent law firm.  He brings a deep understanding of corporate governance and business experience to the Company.

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Dr. Leroy Chiao (who also serves Chairman of the Compensation Committee) is an engineering professor at LSU who spent fifteen plus years of his career as a NASA Astronaut, including four missions into space and was most recently the Commander of the International Space Station.  He has considerable international and senior executive experience.

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Glenn Williamson is an international investment banker, with extensive experience in corporate finance, corporate governance and public company operations, finance and stewardship.  He is also Chairman of the Canadian Arizona Business Counsel.

These three have significantly contributed to the depth and intensity of our Board’s decision-making process and corporate governance practices.

Senior Science Team and Scientific Advisory Board

In early 2007 a number of highly qualified, commercially experienced scientists joined our team forming a world class Scientific Advisory Board and Senior Science team.  They are all excellent additions to our team and I would like to highlight three of them:

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In May, 2007, Dr. Thomas Kindt became our new Chief Scientific Officer.  Dr. Kindt is an accomplished scientist with extensive knowledge of antibodies, immunology and the biotechnology industry in general.   He was most recently Director of Intramural Research and Chief of Laboratory of Immunogenetics at the National Institute of Health, NIAID.  He has authored and co-authored 225 scientific publications, two books and multiple patents and his extreme knowledge and forethought helps him manage and direct our scientific assets toward and for the creation of products.

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In August of this year Jur Strobos J.D., M.D. became our new Chief Medical Officer.  Dr. Strobos, both a Medical Doctor and Lawyer is an acknowledged FDA expert and has a successful and diverse background in drug law, medical product development, and health care.  Dr. Strobos served as Director of Policy Research in the office of the Commissioner of the Food and Drug Administration (FDA) and his successful track record as an FDA expert and specialist with drug development, clinical trial design and pharmaceutical manufacturing makes him a superb choice to lead our preclinical and clinical development activities.

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Also this year, Don Capra M.D. became the Chairman of our Scientific Advisory Board and not only stewards the full advisory board but also reviews, oversees and provides direction to the executive leadership team.  Dr. Capra is an outstanding scientist with a distinguished career and an acknowledged expert in field of monoclonal antibodies.  He is the President Emeritus of the Oklahoma Medical Research Foundation (OMRF) and is also well known for his studies of antibody genes and how they are mutated in autoimmune disorders and was an early leader in the field of monoclonal antibodies.

Other members of the Scientific Advisory Board include Dr. John Minna, Dr. Carlos Arteaga, Dr. Ellen Vitetta and Dr. Martin Weigert.  To find more information on our world class Scientific Advisory Board, I encourage you to visit InNexus’ website at http://www.ixsbio.com/about_advisory_board.html.

Established New Research Facilities

Becoming a leader in drug creation requires great research facilities.  Prior to this year, our R&D efforts were focused largely on basic technology enhancement and supporting pre-licensing collaborative activities.  We relied upon outside contract facilities for all R&D work.  During 2007, we completed building our own state-of- the-art facilities on the Mayo Clinic campus.  These facilities are now fully operational and focused on creating new DXL™ based products.

Built New Research Team

Great facilities are useless without a great team.  Within the last 12 months, we have transformed our research team from a handful of contract individuals to a world class team of in-house scientific and FDA experts.  We now have a growing team of 22 scientists and staff in our Mayo-based facility, backed up and directed by an interactive and engaged world-class Scientific Advisory Board.

Secured Strong Industry Partner

In June, 2007, we announced a historic agreement with Royalty Pharma – the industry leader in acquiring revenue-producing biopharmaceutical products with a market value of over $3.2 billion - their first ever such agreement with a junior company.  This agreement was the product of many months of meetings, discussions and reviews, including extensive third party review of our DXL™ technology by Royalty’s experts.  When finally concluded, this historic agreement brought a number of important benefits to our Company:

1.

infusion of US$3,000,000, including an equity investment of US$1,000,000 in our equity shares

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third party validation of our DXL™  technology by the premier technology-valuer in the Industry

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our first significant operating revenue

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an ongoing collaborative relationship with an acknowledged industry leader

Launched New Product Development

We are determined to show market leadership by bringing compelling new products to market. During FY07 we launched our first-ever product, DXL625 (CD20), for the treatment of non-Hodgkin’s lymphoma (NHL) - a market now served by Rituxan™ developed by Genentech, Inc. and Biogen Idec that generates multiple billions of USDs in sales yearly.

We are currently preparing the launch of a second cancer targeting product, anticipated to be announced before the end of calendar year 2007 or early in calendar year 2008.

Improved Financial Results and Instituted Financial Controls

Prior to 2007, our Company efforts were primarily focused on obtaining licensing or collaborative arrangements and funding.  Prior company strategy failed to produce any significant revenue and included a number of activities (domestic and international business development trips, meetings, conferences) that resulted in significant expenses, but few tangible benefits for the Company. In response, we created stringent internal financial control procedures to ensure the Company’s money would be well spent, focusing on our new product creation strategy.  During FY07, we made a significant investment of $2,100,000 in research and development activities (“R&D”) squarely focused on the creation of products from our laboratories.  This increased our quarterly operating costs which, by the fourth quarter, are averaging $1,450,000 per quarter.  This change also resulted in our first significant revenue as a result of our monumental agreement with Royalty Pharma.

In July 2007 we reduced our operating expenses by almost $85,000 per month by closing the relationship we had with a laboratory based in Kentucky and refocusing those activities in our new Mayo Clinic based facilities.

I encourage you to review our soon-to-be released financial statements and accompanying Management Discussion and Analysis for a more detailed discussion of our financial results in FY07.

A sharp new strategic focus

Following my appointment as Chairman and CEO, I began working with Dr. Don Capra, Dr. Thomas Kindt, Dr. Jur Strobos and Dr. Heinz Kohler and members of our Scientific Advisory Board to find ways to best exploit our technology.  Although DXL™ is fundamentally diverse technology with important synergies for the development products, partners and other uses such as diagnostics; we believe our best opportunities come from rapid product development using our DXL™ technology.  We also believe that, by focusing on existing FDA approved antibody products that can be suitably enhanced with DXL™, we can significantly reduce the time and cost to develop new products.  During initial development and clinical trials, we can offer for sale or collaborative development our projects to large biotechnology and pharmaceutical companies, thereby significantly accelerating our ability to monetize our efforts.  In FY08, we are focusing on sustaining that philosophy and launching additional products.

Our strategy for growth has the following elements:

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Invest all of our financial, human and lab resources in DXL625 (CD20) for near-term growth

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Nurture our opportunity with Royalty Pharma

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Launch additional DXL ™ based products

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Capture opportunities with collaborations, licensing and/or joint activities

R&D investments are not our only strategy for driving growth.  InNexus continues to work with collaborators and new corporate acquaintances to conduct proof-of-concept and joint scientific exploration activities for the potential development of innovative products and technologies.  However, as a Company we have undergone a fundamental shift in our strategy – that already has begun to pay off.

Acknowledgments and Awards

Our efforts this year have not gone unnoticed.  Many key InNexus’ stakeholders have applauded our first product offering and improved operations, as well as our new approach to doing business.  Excellence in Biosciences and numerous awards and publications accorded InNexus significant recognition. We also became one of the 2007 TSX Venture’s Top 50 companies from a list of over 2,000 companies with InNexus ranked 2nd in the TSX Venture top 10 biotechnology and life sciences companies.  While we appreciate the strong support and encouragement received to date, we are determined to build on our success as we look forward to the future.

Outlook for 2008

Within the last 12 months, we have transformed nearly every aspect of our company and how we do business.  The decision to focus on product development gave us great clarity to our mission.  We built a team of industry and regulatory expert leaders, an interactive and engaged Scientific Advisory Board, a team of commercially experienced scientists and added to our Board of Directors a group of highly qualified independent individuals.  We built state-of-the-art R&D laboratories on the Mayo Clinic campus and staffed them with a team of qualified professionals focused on the development of DXL™ products.  We secured an excellent long-term partner in Royalty Pharma and also obtained significant funding through equity placements and payments under the Royalty Pharma transaction.  And, perhaps most significantly, we launched our first-ever product - DXL625 (CD20) for non-Hodgkin’s lymphoma (NHL).

As a result, we begin FY08 as a fundamentally changed company – one that has now largely made the shift from a more passive technology licensing company to a dynamic - and fully operational - drug development company.  In this coming year, as we continue to progress our company, we believe we are well positioned to take advantage of market trends as antibody-based products are widely expected to be the primary source of growth in the Biotechnology industry over the next decade.  Within this space, cancer therapeutics are expected to be the fastest growing type of product and we also believe our DXL™ technology gives us a significant strategic advantage in developing new antibody-based cancer therapeutics, such as our DXL625 (CD20), as well as other DXL™ based products.

Although not everyone applauds change, particularly those with a vested interest in the status quo, I believe the changes we made this year are significant and position us very well for the future.

Thank you for your support and encouragement over this past year.  We will continue to communicate how we seek to innovate and create products that enhance value for our shareholders.

Best wishes to you all,

Jeff Morhet

About InNexus

InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its DXL™ technology, which improves the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in-house developmental facilities. These development resources provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.ixsbio.com.

This news release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding future drug development activities or anticipated products, anticipated future revenues, benefits or advantages, and the future plans and objectives of the Company, that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control, that may cause actual results or performance to differ materially from those currently anticipated in such statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Contact:

InNexus Biotechnology Inc.
Jeff Morhet, Chairman and Chief Executive Officer
480-862-7500

Investor Relations:

The Investor Relations Group
Christine Berni/Joe Triunfo, 212-825-3210
cberni@investorrelationsgroup.com
jtriunfo@investorrelationsgroup.com